The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

02034942

By Airmail

SEC MAIL PROCESSING RECEIVED JUN 14 2002 WASH. D.C. 152 SECTION

21st May, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 16th May 2002, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 21st May 2002 announcing the EMI Group plc preliminary results for the year ended 31st March 2002 together with the recommended final dividend for that year;

(b) an announcement dated 21st May 2002 advising that Mr Alain Levy, a Director of the Company, had purchased 75,000 EMI Group plc Ordinary Shares of 14p each at a price of 279.75p per Ordinary Share; and,

(c) an announcement dated 21st May 2002 confirming that, as at 15th May 2002, Barclays PLC no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dlw 6/19

Encs.

The EMI *Group*

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

ER 02/8

EMI GROUP plc
PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Financial overview	2002	2001
Turnover	£2445.8m	£2672.7m
EBITDA	£241.9m	£389.5m
Operating profit (EBITA)	£190.9m	£332.5m
Adjusted PBT	£153.3m	£259.5m
Earnings per share	11.8p	21.9p
Dividend	8.0p	16.0p

- Financial performance in line with indications given on 5 February and 20 March
- Challenging year, characterised by market weakness in some regions and underperformance in parts of Recorded Music - although certain Recorded Music businesses performed exceptionally well, most notably the UK
- Continued success in Music Publishing, with increases across all income streams
- Swift action to address weaknesses in Recorded Music, introducing new management team and implementing a far-reaching restructuring plan
- Balance sheet significantly strengthened, with a refinancing of short-term debt into a three-year revolving credit facility and a six-year bond. HMV flotation generates £140m in cash for EMI with a 14.5% retained holding

Eric Nicoli, Chairman, EMI Group plc, said:

"From an operating and trading perspective, the past year was especially challenging, characterised by market weakness in some regions and our own underperformance in Recorded Music. But it was also a year when Music Publishing and parts of our Recorded Music business – in particular our UK labels – achieved great success. At a strategic level, we took swift action to address the weaknesses in our Recorded Music division, introducing a new management team under Alain Levy and implementing a far-reaching restructuring plan. The first phase of this plan is designed to establish a solid platform for future growth and to improve profits substantially and rapidly.

"Looking forward, we are now well equipped to exploit the opportunities and face the challenges presented by a world music market that, in the future, will be more competitive and more dynamic than ever before. Our restructuring plans for Recorded Music are on track and our Music Publishing business continues to flourish. Shareholders can, therefore, expect a substantial improvement in operating performance in the year ahead. Longer term, by focusing on fundamentals and investing in creative excellence, we intend to deliver sustained sales and profit growth."

Enquiries:
EMI Group plc

Amanda Conroy	Senior VP, Corporate Communications	+44 20 7667 3216
Siobhan Turner	Director, Investor Relations	+44 20 7667 3234

Brunswick

Patrick Handley	Partner	+44 20 7404 5959

From an operating and trading perspective, the past year was especially challenging, characterised by market weakness in some regions and our own underperformance in Recorded Music. But it was also a year when Music Publishing and parts of Recorded Music – in particular our UK labels – achieved great success.

At a strategic level, we took swift action to address the weaknesses in our Recorded Music division, introducing a new management team under Alain Levy and implementing a far-reaching restructuring plan. The first phase of this plan, unveiled on 20 March 2002, is designed to establish a solid platform for future growth and to improve profits substantially and rapidly. We are pleased to report that this plan is progressing well and will allow us to build on the fundamental strengths of EMI Recorded Music worldwide –an excellent artist roster, breadth and depth of repertoire and an outstanding catalogue.

We have also significantly strengthened our balance sheet. Since the year end, we have completed a refinancing which extends the term of our bank debt and has allowed us to broaden our sources of debt finance into the bond market. We have also realised a significant proportion of our stake in HMV Group.

Moving to the group numbers, turnover in the year decreased 8.5% to £2,445.8m, and group operating profit (EBITA) fell 42.6% to £190.9m. As explained in our announcement on 5 February 2002, the decrease in group sales and profit this year related entirely to Recorded Music, where turnover fell by 11.1% to £2,029.4m, and operating profit (EBITA) dropped by £144.4m to £83.1m.

The principal causes of this setback were a poor performance in the United States, release schedule slippage and market weakness in Japan, and the regional economic downturn in Latin America. Although falls in these areas far outweighed gains in others, we did have commendable performances in the UK, France and, within North America, Christian Music, Capitol Nashville and the Canadian business.

Notwithstanding the weaknesses in the global record market, EMI Music Publishing had another excellent year. Turnover increased 6.6%, and operating profit (EBITA) grew 2.7%. The size and quality of our catalogue and our impressive roster of songwriters, combined with skilful and active management of both current and past hits, enabled us to expand our position as the global market leader. Our songwriters picked up numerous awards and we were once again named Music Publisher of the Year in all important territories.

The fall in group operating profit indicated above was partially offset by a drop in interest charges resulting from lower average interest rates and by an improved contribution from HMV Group.

Profit before tax, amortisation and exceptional items was £153.3m in the year ended 31 March 2002, slightly above our earlier indications, but down from £259.5m in the previous year. As a result, adjusted diluted earnings per share decreased to 11.8p from 21.9p.

As indicated in March 2002, there is an exceptional charge in the year of £242.4m relating principally to the restructuring and rationalisation of the Recorded Music business. This restructuring is expected to deliver annualised cost savings of almost £100m, the great majority of which will arise in the current financial year. In addition, HMV Group incurred an exceptional charge in the year, of which EMI's share was £12.4m.

To maintain an appropriate balance between dividends to shareholders and retaining capital to invest in the business, the Board has decided to rebase the annual dividend. Accordingly, as announced in March, the Board is proposing a final dividend of 3.75p per share, making the total 8p per share for the year ended 31 March 2002 compared with 16p last year. Looking forward, the Board will consider the level of dividend in the light of progress within the business.

On 15 May 2002, HMV Group floated on the London Stock Exchange. On flotation, EMI realised £122.9m in cash and retained a 14.5% holding in the company; a further payment of £19.4m is expected to be made in July in respect of the repayment of senior preference shares. EMI acquired its original stake in HMV Group for £96.5m, having sold the HMV music retailing and Dillon's book retailing businesses to a management buy-out in March 1998.

In the year just ended there were also a number of changes to the Board. Alain Levy joined in October 2001, succeeding Ken Berry, and Roger Faxon joined in February 2002 on his appointment as Group Chief Financial Officer, replacing Tony Bates. Roger joined EMI in 1994 and, before taking up his current role, was Executive Vice President and Chief Financial Officer of EMI Music Publishing. Finally, Michael Jackson resigned from his position as a non-executive Director on 7 May 2002 to avoid a potential conflict of interest.

Looking forward, we are now well equipped to exploit the opportunities and face the challenges presented by a world music market that, in the future, will be more competitive and more dynamic than ever before. Our restructuring plans for Recorded Music are on track and our Music Publishing business continues to flourish. Shareholders can, therefore, expect a substantial improvement in operating performance in the year ahead. Longer term, by focusing on fundamentals and investing in creative excellence, we intend to deliver sustained sales and profit growth.

Recorded Music Operating Review

EMI Recorded Music has undergone a number of significant – and positive – changes in recent months. These changes will result in a business that generates growth, while being more efficient, more effective, more responsive to the market and, in particular, significantly more profitable than before. They represent the first phase in the re-

creation of EMI Recorded Music, which David Munns and Alain Levy began when they joined in October.

The new strategic direction for EMI Recorded Music, while providing optimism for the future, does not, however, disguise that the division had a very disappointing year. In a music market that decreased in value terms by 6.0%, EMI Recorded Music's sales fell by 11.1% to £2,029.4m, and operating profit (EBITA) dropped by 63.5% to £83.1m. Global market share decreased by 0.7 percentage points to 13.4%. This reflects the underperformance of key releases, together with significant management issues in the United States.

The number of artist albums selling more than one million copies decreased marginally from 28 to 27, although no album matched last year's success of the 22 million selling Beatles *1* album. There were also five *NOW* compilation albums that each sold well in excess of one million copies. The top selling album was Robbie Williams' *Swing When You're Winning*, which sold 5.4m copies in the year ended 31 March 2002, and has continued to perform well since the year end. Other big sellers included *All For You* from Janet Jackson (5.1m units), *Echoes*, the compilation of Pink Floyd's greatest hits (5.1m units), the self-titled debut album from Gorillaz (3.9m units) and Kylie Minogue's *Fever* (3.6m units).

Although our market share only decreased slightly, from 10.8% to 10.4%, in a market that fell 3.3% EMI Recorded Music's performance in North America was particularly disappointing. We have made a number of changes to our North American operations, most significantly moving Virgin to New York to give us an East Coast label presence and appointing David Munns as Chairman and CEO of EMI Recorded Music North America. David is now based in New York, and retains his global responsibilities as Vice Chairman of EMI Recorded Music.

In Europe, the market fell 2.3% compared with a broadly flat market last year. This masks significant differences within the region, with large falls in Germany, Portugal and Eastern Europe outweighing increases in the UK, France and Sweden. EMI's market share decreased 0.3% percentage points, as increases in Germany offset slight decreases in the UK, France and Spain. Strong margin control, particularly in the UK, resulted in a small increase in profitability in this region.

The Japanese market had a poor year, ending down 13.4%. Within this, EMI's market share slipped to 10.3% from 11.2% as a number of significant releases, including one from Ringo Sheena, were postponed into the current financial year. The rest of the Asian market outside Japan decreased by 5.5%, compared with a market that was broadly flat last year. EMI's market share fell from 8.3% in the year ended 31 March 2001 to 7.5% in the year ended 31 March 2002.

The well-documented and particularly deep economic difficulties in Latin America, especially Argentina, have resulted in a 24.2% decrease in the music market. EMI reacted swiftly to this fall by postponing or cancelling a number of releases and cutting costs sharply, which resulted in our market share decreasing from 16.1% to 13.8%. This swift action resulted in an overall profit in Latin America for the second half that was largely unchanged from the previous year.

Other markets around the world grew 3.1%, compared with a fall last year of 1.5%, while our market share fell marginally from 18.6% to 18.0%.

EMI Classics has maintained its market share in a challenging year. Its Great Recordings of the Century series has now sold over 2.5m sets and, in the UK, the newly launched crossover classics band, The Planets, spent 10 weeks at the top of the classical charts.

EMI Recorded Music continues to pursue a new media strategy of making its music available through as many channels as possible and to as many people as possible. In order to do this, EMI has continued to license its music widely, and we have now entered into arrangements with over 70 different companies. Recent agreements include internet-enabled digital jukeboxes through Ecast and online music streaming subscriptions through Listen.com's Rhapsody service.

Nonetheless, EMI is also very aware of the challenges presented by piracy, both physical and digital. We are continuing to co-operate with governments around the world to enact and enforce anti-piracy legislation. However, we have taken an extremely proactive position and we are directly protecting our, and our artists', content. From July, we will use copy-protection on local repertoire in Asia and Latin America, regions where piracy is particularly rife. We are testing technology, for use in Western European and North American markets, that prevents unauthorised copying, while permitting limited legitimate personal copies. We expect to employ this technology before the end of 2002. Piracy in all its forms requires vigilance and strong action; we are determined to protect our own profits, to ensure that artists, writers and producers earn their fair share, and to support creativity and the emergence of new talent.

The recorded music market was difficult, and our performance within it was not good. However, the industry and EMI are taking vigorous steps to combat piracy and are looking into ways to have technology become a source of, rather than a hindrance to, growth. The first phase of the far-reaching restructuring has repositioned EMI within a very short period of time into an organisation poised for future growth. We strongly believe that creativity and artist development are key to a successful company and a successful industry. We have an exciting release schedule and, with the new structures in place, will be better positioned to achieve the full potential of this business.

Music Publishing

EMI Music Publishing once again produced excellent results, with a particularly strong second half. For the year as a whole, turnover grew 6.6% and net publisher's share 4.8%. Operating profit (EBITA) increased 2.7% to £107.8m.

The business achieved good growth across all income types. In spite of the difficult conditions in the recorded music market, mechanical royalties increased 3.6%, reflecting market share gains as the strategy to target hit songwriters continued to bear fruit. Mechanical royalties now comprise 55% of Music Publishing's turnover.

Performance revenue grew strongly, at 13.8%, principally because of strong US revenue and UK chart share. Performance royalties form 24% of turnover.

Synchronisation income is 13% of the total Music Publishing turnover and also made significant gains in the year, up 10.2% despite the difficulties in the global advertising market.

In North America, turnover increased 6.4%, led by strong gains in both performance and synchronisation. Operating profit was slightly below last year's levels, which included a settlement from MP3.com for copyright infringements. One of the highlights of the year was the outstanding success of the debut album from Alicia Keys, an artist who has been nurtured by EMI Music Publishing for many years. Her album *Songs in A Minor* has sold over five million copies in the US alone, and she won five awards at this year's Grammys. In light of our success, EMI Music Publishing was named Music Publisher of the Year by ASCAP, BMI and *Billboard* magazine.

In the UK, turnover improved 10.5% as a result of strong gains in most income types, particularly performance revenues which reflected our impressive 28.4% chart share, nearly equal to the combined totals of our two nearest competitors. These revenues generated a 25.9% increase in operating profit.

In the rest of Europe, turnover grew 6.3%, driven principally by an excellent performance in Germany, where we achieved an impressive 33.6% share of the German Music Publisher Charts for 2001.

Other regions also performed well. Japan had strong success with Utada Hikaru and Enya. Southeast Asia, where we have seen a significant increase in revenue from ring tone deals, also reported good results. Despite very difficult economic conditions, which had a significant impact on the recorded music market, EMI Music Publishing in Latin America managed to grow operating profit.

Looking forward, we expects to retain our market-leading position in music publishing through a combination of successful new signings and the continuation of our imaginative exploitation of one of the world's most important music publishing catalogues. We aim to enhance profitability further through the diligent control of overheads and by improving margins where possible.

New media continue to provide us with exciting opportunities to enhance our existing business and to create new revenue streams. Our expanded website permits users to search our extensive catalogue in a variety of ways, including not only song title or writer, but also music genre, chart position, age, mood and key words. It has already proved very successful in driving additional revenue from a variety of sources.

Our strong market share, our ability to maximise revenue from traditional sources, as well as our energy and imagination applied to creating new revenue sources, mean that EMI Music Publishing is well placed for the current financial year.

Financial Review

Group turnover fell by £226.9m (8.5%), including £18.5m from exchange on translation. All regions except the UK had lower turnover in the year ended 31 March 2002 compared with the previous year. The most marked falls were in Japan (£87.3m), North America (£60.2m) and Latin America (£44.0m). Turnover in the UK grew marginally.

The decrease in turnover was entirely as a result of poor trading in Recorded Music. Music Publishing generated turnover growth of 6.6%, and showed increases in all categories of income.

Group operating profit (EBITA) decreased 42.6%, from £332.5m in 2001 to £190.9m in 2002, wholly as a result of a 63.5% drop in Recorded Music operating profits, from £227.5m in 2001 to £83.1m in 2002.

Group turnover for the second half fell by £149.8m (9.8%) to £1,378.8m, of which decrease £21.0m was attributable to exchange on translation. Recorded Music sales were down £167.8m (12.6%), with decreases in every region with the exception of the UK. Music Publishing, in contrast, grew sales in the second half by £18.0m (9.1%), with increases in every region.

Group operating profit for the second half was £73.8m (33.3%) lower than last year, at £147.8m. This included a loss of £3.8m from exchange on translation. Recorded Music profits were down £76.4m (45.6%) to £91.2m, reflecting substantially lower profits in North America, Japan and South East Asia which more than offset strong performances from the UK and Continental Europe. Music Publishing increased its second half operating profit by £2.6m (4.8%) to £56.6m, driven principally by a strong performance in the UK.

EMI's share of operating loss in associates fell from a loss of £3.8m in 2001 to a loss of £1.1m in 2002.

Group finance charges of £60.4m were £13.9m lower than the previous year, principally because of the effect of lower interest rates, which more than offset the impact of higher average debt levels.

At the year end, EMI had a 42.65% investment in HMV Group plc (formerly HMV Media Group plc) that yielded adjusted pre-tax profits of £23.9m, an increase of £18.8m compared with the year ended 31 March 2001. Within this result, the joint venture operating profit improved by £10.2m to £44.6m reflecting improved trading throughout HMV Group, and the joint venture finance charges dropped by £8.6m to £20.7m because of lower average debt levels.

Adjusted profit before tax, amortisation and exceptional items (adjusted PBT), fell £106.2m to £153.3m in the year ended 31 March 2002 (2001: £259.5m).

Other items affecting earnings

The group tax rate, before amortisation and exceptional items, and including HMV Group, increased to 30.0% from 27.3% last year. The increase occurred despite a substantial repayment of Advance Corporation Tax as a result of paying Foreign

Income Dividends, and was the result of the geographic mix of profits in higher tax jurisdictions and the unavailability of tax relief on certain losses arising in the year.

Amortisation of copyrights acquired and goodwill on acquisitions decreased by £2.5m to £51.3m, mainly because of goodwill write-offs to the exceptional charge during the year.

The £242.4m operating exceptional charge relates to restructuring and reorganisation costs, mainly within EMI Recorded Music. These costs include a significant reduction in both headcount and the number of artists under contract. In addition, there are costs resulting from the substantial economic decline in the Latin American region. Also included are costs related to the closure of a number of loss-making satellite labels and the write-down of certain assets, in particular goodwill.

HMV Group also incurred exceptional operating and non-operating costs, of which EMI's share was £12.4m.

The minority interest charge has fallen from £12.7m to £8.5m, reflecting the significant decrease in the profitability of our Japanese Recorded Music business in the year under review.

The overall group result was a net loss of £199.5m, compared with a profit of £79.2m last year.

Adjusted diluted earnings per share were 11.8p (2001: 21.9p). The Board is recommending a final dividend of 3.75p per share to result in a total dividend for the year of 8.0p, halved from its level of 16.0p last year.

Cash flow and net borrowings

The net cash inflow from operating activities was £211.9m. After net new investment in fixed assets, copyrights and other items of £39.7m, acquisitions of £24.0m, tax paid of £22.3m, interest costs of £58.7m, equity dividends of £125.3m and dividends to minority interests of £3.3m, net debt increased by £61.4m. Net debt increased by a further £3.7m as a result of exchange rate and other movements, reaching £1,057.9m at the year end (2001: £992.8m).

Treasury management

Treasury policies

Treasury activities are carried out within a framework of policies and guidelines approved by the Board, with control and monitoring delegated to the Treasury Management Committee which is chaired by the Group Chief Financial Officer. These policies aim to ensure that adequate, cost-effective funding is available to the group at all times and that exposure to financial risks is minimised. The existing Treasury policies were reviewed by the Board in April 2002 and have remained substantially unchanged throughout the financial year.

Financial instruments held by the group comprise derivatives, borrowings, cash and liquid resources and other financial assets and liabilities. Their purpose is to raise finance for the group's operations. Treasury policies prohibit their use for speculative purposes.

Funding and interest rate risk

For most of the year, funding was managed through the use of short-term and medium-term committed and uncommitted bank facilities. At 31 March 2002, these comprised a US$500m 10-year bond issued in 1999 and £1.3bn of predominantly short-term bank facilities.

The group has taken a number of steps to refinance these bank facilities. In April 2002, a new £1.3bn multi-currency revolving credit facility, with maturities up to three years, was drawn to repay and cancel most of the existing short-term bank facilities. In May 2002, it issued a £250m six-year bond, which refinanced part of the revolving credit facility. Also in May, the group received £122.9m net proceeds from the HMV Group flotation, which were used to repay existing debt and to cancel part of the revolving credit facility. A further £19.4m is expected in July from the repayment of senior preference shares. The group anticipates that it will similarly use subsequent proceeds from the sale of non-core assets to repay and cancel parts of this facility.

The group borrows in various currencies at fixed and floating rates, and uses swaps, caps and collars to manage exposure to interest rate fluctuations. Treasury policy is to keep between 25% and 75% of borrowings at fixed or capped rates. At the year end, 56% of borrowings were fixed or capped.

Foreign currency risk

The group faces currency exposure from exchange rate fluctuation against sterling. Balance sheet exposures are hedged to the extent that overseas liabilities, including borrowings, provide a natural hedge. Group policy is not to undertake additional balance sheet hedging measures, nor to hedge profit and loss account translation exposure. Transaction exposures are hedged, where there are materially large items that have a high probability of occurring, with the use of forward exchange rate contracts.

ATTACHMENTS

EMI GROUP PLC FINANCIAL STATEMENTS

(a)	Financial highlights for the year ended 31 March 2002.
(b) – (c)	Consolidated profit and loss account for the year ended 31 March 2002.
(d)	Consolidated balance sheet at 31 March 2002.
(e)	Statement of total recognised gains and losses for the year ended 31 March 2002.
(e)	Reconciliation of movements in shareholders' funds for the year ended 31 March 2002.
(f)-(g)	Consolidated cash flow statement for the year ended 31 March 2002.
(h)-(o)	Notes to the financial statements for the year ended 31 March 2002.

Attachment (a)

EMI Group plc
FINANCIAL HIGHLIGHTS
for the year ended 31 March 2002

	2002	2001 (Restated)
	£m	£m
Group turnover	**2,445.8**	2,672.7
EBITDA (i)	**241.9**	389.5
Group operating profit before operating exceptional items and amortisation (EBITA)	**190.9**	332.5
Profit before taxation, exceptional items and amortisation (ii)	**153.3**	259.5
Adjusted diluted earnings per share (iii)	**11.8p**	21.9p
Dividend per share	**8.0p**	16.0p
Return on sales (iv)	**7.8%**	12.4%
Interest cover (v)	**4.0x**	5.2x

(i) EBITDA is Group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights.

(ii) Profit before taxation, exceptional items and amortisation is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.

(iii) Adjusted diluted earnings per share is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.

(iv) Return on sales is defined as Group operating profit before operating exceptional items and amortisation of goodwill and music copyrights as a percentage of turnover.

(v) Interest cover is defined as the number of times Group EBITDA is greater than Group finance charges.

EMI Group plc
CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2002

	Year ended 31.03.02		Year ended 31.03.01	
	Total	**EMI Group (excl. HMV Media Grp) Before excep items & amortn**	EMI Group (excl. HMV Media Grp) Before excep items & amortn (Restated)	Total
	£m	**£m**	£m	£m
TURNOVER:				
Total (including joint venture)	**3,153.7**	**2,445.8**	2,672.7	3,335.3
Less: joint venture turnover	**(707.9)**	**-**	-	(662.6)
Group turnover (note 2)	**2,445.8**	**2,445.8**	2,672.7	2,672.7
Cost of Sales	**(1,726.5)**	**(1,592.7)**	(1,696.6)	(1,739.2)
Gross profit	**719.3**	**853.1**	976.1	933.5
Distribution costs	**(127.5)**	**(119.9)**	(136.9)	(136.9)
Administration expenses	**(708.9)**	**(577.4)**	(556.1)	(608.5)
Other operating income, net	**16.1**	**35.1**	49.4	49.4
Group operating profit (loss) (note 2)	**(101.0)**	**190.9**	332.5	237.5
Share of operating profit in joint venture before exceptional items	**44.6**	**-**	-	34.4
Share of operating exceptional items in joint venture	**(10.3)**	**-**	-	-
Share of operating profit in joint venture	**34.3**	**-**	-	34.4
Share of operating losses in associated undertakings	**(2.9)**	**(1.1)**	(3.8)	(5.5)
Total operating (loss) profit	**(69.6)**	**189.8**	328.7	266.4
Non-operating exceptional items (note 3)	**-**	**-**	-	-
(Loss) profit before finance charges	**(69.6)**	**189.8**	328.7	266.4
FINANCE CHARGES:				
Group (including associates)	**(60.4)**	**(60.4)**	(74.3)	(74.3)
Joint venture before exceptional items	**(20.7)**	**-**	-	(29.3)
Joint venture – exceptional items	**(2.1)**	**-**	-	-
Joint venture	**(22.8)**	**-**	-	(29.3)
Total finance charges (note 4)	**(83.2)**	**(60.4)**	(74.3)	(103.6)
(Loss) profit on ordinary activities before taxation	**(152.8)**	**129.4**	254.4	162.8
Adjusted profit before tax – HMV Group		**23.9**	5.1	
Profit before tax, exceptional items and amortisation		**153.3**	259.5	

EMI Group plc
CONSOLIDATED PROFIT AND LOSS ACCOUNT continued
for the year ended 31 March 2002

	Year ended 31.03.02		Year ended 31.03.01	
	Total	EMI Group (excl. HMV Media Grp) Before excep items & amortn	EMI Group (excl. HMV Media Grp) Before excep items & amortn (Restated)	Total
	£m	£m	£m	£m
(Loss) profit on ordinary activities before taxation	**(152.8)**	**129.4**	254.4	162.8
Taxation on profit on ordinary activities (note 5)	**(38.2)**	**(38.6)**	(69.5)	(70.9)
(Loss) profit on ordinary activities after taxation	**(191.0)**	**90.8**	184.9	91.9
Minority interests (equity)	**(8.5)**	**(15.2)**	(16.8)	(12.7)
(Loss) profit attributable to members of the holding company	**(199.5)**	**75.6**	168.1	79.2
Dividends (equity) (note 6)	**(62.2)**			(125.2)
Transfer from profit & loss reserve	**(261.7)**			(46.0)

Attachment (d)

EMI Group plc
CONSOLIDATED BALANCE SHEET
at 31 March 2002

	Notes	2002 £m	2001 (Restated) £m
FIXED ASSETS			
Music copyrights		**518.2**	546.8
Goodwill		**34.0**	61.1
Tangible fixed assets		**277.3**	306.8
Investments: associated undertakings		**7.1**	26.0
Other fixed asset investments		**22.4**	22.6
Investments: own shares		**13.1**	14.4
		872.1	977.7
CURRENT ASSETS			
Stocks		**43.0**	46.1
Debtors: amounts falling due within one year		**763.7**	868.9
Debtors: amounts falling due after more than one year		**133.8**	115.4
Deferred taxation		**17.1**	20.4
Investments: liquid funds	8	**0.7**	0.7
Cash at bank & in hand & cash deposits	8	**85.7**	136.9
		1,044.0	1,188.4
CREDITORS: amounts falling due within one year			
Borrowings	8	**(771.0)**	(662.9)
Other creditors		**(1,297.1)**	(1,358.1)
		(2,068.1)	(2,021.0)
NET CURRENT LIABILITIES		**(1,024.1)**	(832.6)
TOTAL ASSETS LESS CURRENT LIABILITIES		**(152.0)**	145.1
CREDITORS: amounts falling due after more than one year			
Borrowings	8	**(373.3)**	(467.5)
Other creditors		**(27.4)**	(28.9)
		(400.7)	(496.4)
PROVISIONS FOR LIABILITIES AND CHARGES			
Deferred taxation		**(3.4)**	(3.6)
Other provisions	10	**(173.1)**	(116.7)
Investments: joint venture (HMV Media Group)		**(159.9)**	(168.3)
		(336.4)	(288.6)
		(889.1)	(639.9)
CAPITAL AND RESERVES			
Called-up share capital		**110.4**	110.4
Share premium account		**445.8**	445.6
Capital redemption reserve		**495.8**	495.8
Other reserves		**256.0**	256.0
Profit & loss reserve		**(2,338.2)**	(2,084.0)
Equity shareholders' funds		**(1,030.2)**	(776.2)
MINORITY INTERESTS (EQUITY)		**141.1**	136.3
		(889.1)	(639.9)

EMI Group plc
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 March 2002

	2002	2002	2001	2001 (Restated)
	£m	£m	£m	£m
(Loss) profit for the financial year				
Group		**(202.0)**		82.3
Joint venture		**4.1**		3.7
Associates		**(1.6)**		(4.0)
(Loss) profit for the financial year – as reported		**(199.5)**		82.0
Currency translation – Group*	**(6.5)**		(11.2)	
Currency translation – joint venture and associates	**0.5**		(0.6)	
Other recognised losses		**(6.0)**		(11.8)
Total recognised gains and losses relating to the year		**(205.5)**		70.2
Prior year adjustment		**12.2**		-
Total gains and losses since last Annual Report		**(193.3)**		70.2

*Net currency gains of £1.5m (2001: £13.6m) which relate to foreign currency borrowings to finance investment overseas and the related tax charge of £nil (2001: £5.5m), have been included within the Group currency translation movement on reserves.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
for the year ended 31 March 2002

	2002	2002	2001	2001 (Restated)
	£m	£m	£m	£m
Opening shareholders' funds – as reported		**(788.4)**		(727.6)
Prior year adjustments		**12.2**		15.0
Opening shareholders' funds (restated)		**(776.2)**		(712.6)
(Loss) profit for the financial year	**(199.5)**		82.0	
Prior year adjustment to profit	**-**		(2.8)	
Dividends (equity) (note 6)	**(62.2)**		(125.2)	
Other recognised (losses) gains	**(6.0)**		(11.8)	
Goodwill adjustments	**9.9**		(4.4)	
Share of joint venture reserves adj.	**3.6**		(2.4)	
Shares issued	**0.2**		1.0	
Net decrease in shareholders' funds for the year		**(254.0)**		(63.6)
Closing shareholders' funds		**(1,030.2)**		(776.2)

EMI Group plc
CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2002

	2002	2001
	£m	£m
Net cash inflow from operating activities	**211.9**	314.8
Dividends received from associated undertakings	**0.7**	0.3
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		
Net interest paid	**(58.7)**	(75.6)
Dividends paid to minorities	**(3.3)**	(25.2)
Net cash outflow from returns on investments and servicing of finance	**(62.0)**	(100.8)
Tax paid	**(22.3)**	(48.5)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		
Purchase of music copyrights	**(10.6)**	(6.4)
Purchase of tangible fixed assets	**(39.2)**	(42.8)
Sale of tangible fixed assets	**10.1**	17.8
Purchase of investments: own shares	**(1.9)**	(1.2)
Purchase of other fixed asset investments	**-**	(1.2)
Sale of other fixed asset investments	**0.1**	0.4
Purchase of associated undertakings	**(3.6)**	(0.8)
Loans repaid by (made to) associated undertakings	**0.8**	(11.2)
Disposal of associated undertakings	**1.9**	-
Net cash outflow from capital expenditure and financial investment	**(42.4)**	(45.4)
ACQUISITIONS AND DISPOSALS		
Purchase of businesses net of cash acquired	**(22.6)**	(10.8)
Deferred consideration paid	**(1.4)**	(3.9)
Net cash outflow from acquisitions and disposals	**(24.0)**	(14.7)
Equity dividends paid	**(125.3)**	(125.2)
Net cash outflow before management of liquid resources and financing	**(63.4)**	(19.5)
Issue of Ordinary Share capital	**0.2**	1.0
Management of liquid resources (note 9)	**5.1**	38.9
Financing (note 9)	**0.6**	(73.6)
Net cash inflow (outflow) from management of liquid resources and financing	**5.9**	(33.7)
Decrease in cash (note 9)	**(57.5)**	(53.2)

EMI Group plc
CONSOLIDATED CASH FLOW STATEMENT continued
for the year ended 31 March 2002

Reconciliation of Group operating (loss) profit to net cash inflow from operating activities:

	2002	2001
	£m	£m
Group operating (loss) profit	**(101.0)**	237.5
Depreciation charge	**51.0**	57.0
Amortisation charge:		
Music copyrights	**43.5**	42.6
Goodwill	**6.0**	9.5
Fixed asset write-down	**1.1**	-
Goodwill write-down – subsidiaries	**29.3**	-
Goodwill write-down – associates	**8.5**	-
Associate write-down	**7.0**	-
Amounts provided (note 10)	**107.2**	14.1
Provisions utilised (note 10):		
Disposals and fundamental reorganisations	**(12.5)**	(7.4)
Other	**(16.9)**	(23.6)
(Increase) decrease in working capital:		
Stock	**2.6**	(4.6)
Debtors	**63.9**	(104.6)
Creditors	**22.2**	94.3
Net cash inflow from operating activities	**211.9**	314.8

EMI Group plc
NOTES TO THE ACCOUNTS
for the year ended 31 March 2002

NOTE 1 – BASIS OF PREPARATION

The consolidated financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The results for the years ended 31 March 2002 and 31 March 2001 represent continuing operations.
The financial statements have been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2002.
This announcement does not constitute the Group's financial statements for the year ended 31 March 2002. The financial statements for the year ended 31 March 2002 have not yet been delivered to the registrar however the auditors have issued an unqualified audit report on the financial statements for this year.

NOTE 2 - SEGMENTAL ANALYSES

	2002 Turnover £m	**2002 Operating Profit £m**	2001 (Restated) Turnover £m	2001 (Restated) Operating Profit £m
BY CLASS OF BUSINESS:				
Recorded Music	**2,029.4**	**83.1**	2,282.0	227.5
Music Publishing	**416.4**	**107.8**	390.7	105.0
Group*	**2,445.8**	**190.9**	2,672.7	332.5
Operating exceptional items and amortisation**		**(291.9)**		(95.0)
Group operating profit*		**(101.0)**		237.5
BY ORIGIN:				
United Kingdom	**338.9**	**59.4**	338.8	43.1
Rest of Europe	**732.0**	**98.7**	753.4	113.6
Latin America	**88.1**	**(2.8)**	132.1	12.3
North America	**826.3**	**(2.1)**	886.5	76.5
Asia Pacific	**439.8**	**33.6**	539.9	81.7
Other	**20.7**	**4.1**	22.0	5.3
Group*	**2,445.8**	**190.9**	2,672.7	332.5
BY DESTINATION:				
United Kingdom	**337.4**		356.3	
Rest of Europe	**726.9**		721.6	
Latin America	**88.9**		132.0	
North America	**828.6**		889.3	
Asia Pacific	**440.6**		540.0	
Other	**23.4**		33.5	
Group*	**2,445.8**		2,672.7	

*Group turnover and operating profit excludes the Group's share of amounts relating to the joint venture (HMV Media Group) and associated undertakings.

**Comprises operating exceptional items of £(242.4)m (2001: £(42.9)m) and amortisation of goodwill and music copyrights of £(49.5)m (2001: £(52.1)m. The split of operating exceptional items and amortisation of goodwill and music copyrights by class of business is as follows: Recorded Music £(235.1)m (2001: £(49.1)m, Music Publishing £(56.8)m (2001: £(45.9)m. The split of operating exceptional items and amortisation of goodwill and music copyrights by origin is as follows: United Kingdom £(19.2)m (2001: £(9.1)m); Rest of Europe £(53.3)m (2001: £(15.4)m); Latin America £(22.2)m (2001: £(2.3)m); North America £(176.0)m (2001: £58.4)m; Asia Pacific £(19.0)m (2001: £(9.3)m; Other £(2.2)m (2001: £(0.5)m).

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2002

NOTE 2 - SEGMENTAL ANALYSES continued

	2002 Operating Assets £m	2002 Average Employees No.	2001 (Restated) Operating Assets £m	2001 (Restated) Average Employees No.
BY CLASS OF BUSINESS:				
Recorded Music	**44.4**	**8,644**	224.4	9,388
Music Publishing	**453.9**	**626**	516.9	608
Other (HMV Media Group)	**(162.9)**	**n/a**	(168.3)	n/a
Group	**335.4**	**9,270**	573.0	9,996
BY ORIGIN:				
United Kingdom	**(113.1)**	**1,423**	(53.2)	1,557
Rest of Europe	**(13.1)**	**2,765**	6.6	2,790
Latin America	**3.1**	**422**	20.1	567
North America	**333.7**	**2,923**	486.3	3,138
Asia Pacific	**118.6**	**1,522**	108.8	1,717
Other	**6.2**	**215**	4.4	227
Group	**335.4**	**9,270**	573.0	9,996

The reconciliation of operating assets to net liabilities is as follows:

	2002 £m	2001 (Restated) £m
Operating assets	**335.4**	573.0
Tax, dividends and net interest payable	**(166.6)**	(220.1)
Capital employed	**168.8**	352.9
Net borrowings	**(1,057.9)**	(992.8)
Net liabilities	**(889.1)**	(639.9)

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2002

NOTE 3 - EXCEPTIONAL ITEMS

(i) Operating exceptional items

	2002	2001
	£m	£m
Restructuring and reorganisation costs		
Headcount reduction	**(93.7)**	-
Roster reduction#	**(69.4)**	-
Impact of economic downturn in Latin America*	**(16.7)**	-
Restructuring of satellite label activity##	**(40.5)**	-
Asset impairment and other**	**(22.1)**	-
Proposed merger with Warner Music Group - deal costs	**-**	(42.9)
Total operating exceptional items	**(242.4)**	(42.9)

#Includes £39.3m relating to the termination of the recording contact with Mariah Carey.
*Resulted in significantly increased returns and bad debts.
##Including goodwill (£23.6m) and associate investment (£15.5m) write-offs.
**Including goodwill (£5.7m) and relocation and other costs (£16.4m).

The attributable taxation credit relating to operating exceptional items is £7.8m (2001: £nil).

(ii) Non-operating exceptional items

Non-operating exceptional items are £nil (2001: £nil).

NOTE 4 – FINANCE CHARGES

	2002	**2002**	2001	2001
	£m	**£m**	£m	£m
Interest payable on:				
Bank overdrafts and loans	**55.9**		76.4	
Other	**15.0**		8.0	
		70.9		84.4
Interest receivable on:				
Bank balances	**(2.7)**		(6.4)	
Other	**(7.8)**		(3.7)	
		(10.5)		(10.1)
Group finance charges (incl associates)		**60.4**		74.3
Joint venture (HMV Media Group)		**22.8**		29.3
Total finance charges		**83.2**		103.6

Finance charges for associates are £nil (2001: £nil).

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2002

NOTE 5 - TAXATION

	2002 £m	2001 (Restated) £m
Current tax:		
UK corporation tax	**10.8**	14.4
Advance corporation tax written back on ordinary activities	**(20.6)**	(12.0)
Double taxation relief	**(6.7)**	(7.5)
	(16.5)	(5.1)
Withholding tax	**12.1**	15.6
Other foreign tax	**36.4**	58.5
Adjustment in respect of prior periods	**(4.3)**	(4.2)
Joint venture	**7.4**	1.4
Total current tax	**35.1**	66.2
Deferred tax:		
Origination and reversal of timing differences	**2.6**	4.5
Others:		
Associate undertaking	**0.5**	0.2
Tax on profit on ordinary activities	**38.2**	70.9

There is a tax credit on exceptional items of £7.8m (2001: £nil).

NOTE 6 – DIVIDENDS (EQUITY)

	2002 per share	2001 per share	2002 £m	2001 £m
Ordinary dividends (net):				
Interim	**4.25p**	4.25p	**33.5**	33.5
Adjustment to 2002 and 2001 interim	**-**	-	**(0.2)**	(0.3)
Proposed final	**3.75p**	11.75p	**29.6**	92.7
Adjustment to 2001 and 2000 final	**-**	-	**(0.7)**	(0.7)
	8.00p	16.00p	**62.2**	125.2

The final dividend of 3.75p per share will be paid on 1 October 2002 to shareholders on the register at the close of business on 6 September 2002.

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2002

NOTE 7 – EARNINGS PER ORDINARY SHARE

	2002	2001 (Restated)
Basic earnings per Ordinary Share is calculated as follows:		
Earnings	**£(199.5)m**	£79.2m
Weighted average number of Ordinary Shares in issue	**782.8m**	782.3m
Earnings per Ordinary Share	**(25.5)p**	10.1p
Diluted earnings per Ordinary Share is calculated as follows:		
Earnings	**£(199.5)m**	£79.2m
Adjusted weighted average number of Ordinary Shares	**783.6m**	783.1m
Earnings per Ordinary Share	**(25.5)p**	10.1p
Adjusted basic earnings per Ordinary Share is calculated as follows:		
Adjusted earnings	**£92.1m**	£171.8m
Weighted average number of Ordinary Shares in issue	**782.8m**	782.3m
Adjusted earnings per Ordinary Share	**11.8p**	22.0p
Adjusted diluted earnings per Ordinary Share is calculated as follows:		
Adjusted earnings	**£92.1m**	£171.8m
Adjusted weighted average number of Ordinary Shares	**783.6m**	783.1m
Adjusted earnings per Ordinary Share	**11.8p**	21.9p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

RECONCILIATION OF ADJUSTED EARNINGS

	2002		2001 Restated	
	£m	**Per Share**	£m	Per Share
Earnings/basic EPS	**(199.5)**	**(25.5)p**	79.2	10.1p
Adjustments:				
Operating exceptional items	**242.4**	**31.0p**	42.9	5.5p
Non-operating exceptional items	**-**	**-**	-	-
Share of operating exceptions in joint venture	**10.3**	**1.3p**	-	-
Share of exceptional finance charges in joint venture	**2.1**	**0.3p**	-	-
Amortisation of goodwill and music copyrights	**51.3**	**6.5p**	53.8	6.9p
Attributable taxation	**(7.8)**	**(1.0)p**	-	-
Minority interest (re music copyright amortisation)	**(4.3)**	**(0.5)p**	(4.1)	(0.5)p
Minority interest (re operating exceptional)	**(5.3)**	**(0.7)p**	-	-
Minority interest (re attributable taxation)	**2.9**	**0.4p**	-	-
Adjusted earnings/adjusted EPS	**92.1**	**11.8p**	171.8	22.0p
Adjusted dilution impact	**n/a**	**-**	n/a	(0.1p)
Adjusted earnings/adjusted diluted EPS	**92.1**	**11.8p**	171.8	21.9p

The adjusted weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 783.6m (2001: 783.1m) is the weighted average number of Ordinary Shares in issue 782.8m (2001: 782.3m) plus adjustments for dilutive share options, 0.8m (2001: 0.8m).

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2002

NOTE 8 - BORROWINGS

	2002 **£m**	2001 £m
LONG-TERM BORROWINGS		
Loans	**374.1**	467.5
Finance leases	**2.0**	2.6
Less: repayable within one year	**(2.8)**	(2.6)
Total long-term borrowings	**373.3**	467.5
SHORT-TERM BORROWINGS		
Loans and overdrafts	**767.4**	659.0
Finance leases	**0.8**	1.3
Short-term element of long-term loans	**2.8**	2.6
Total short-term borrowings	**771.0**	662.9
Total borrowings	**1,144.3**	1,130.4
Liquid funds:		
Investments: liquid funds	**(0.7)**	(0.7)
Cash at bank and in hand and cash deposits	**(85.7)**	(136.9)
Net borrowings	**1,057.9**	992.8

Long-term borrowings include £18.4m (2001: £111.5m) of borrowings repayable within one year, which are drawings under long-term committed facilities and, therefore, have been classified as such.

Under their banking arrangements, overdraft and cash balances of the Company and of certain subsidiaries are pooled or offset and cross-guaranteed. Such pooling and offsets are reflected in the Group balance sheet as appropriate.

Group borrowings include £2.8m (2001: £3.9m) which is secured on assets held under finance leases and £350.8m proceeds from US $500m of 10-year Guaranteed Notes in August 1999.

The Group has cash balances of £11.9m held with banks within the UK and £74.5m held with banks outside, but freely transferrable to, the UK.

Maturity analysis of long-term borrowings:

	2002 **£m**	2001 £m
Amounts falling due after more than one year are repayable as follows:		
Between one and two years	**2.8**	115.0
Between two and five years	**19.7**	1.9
After five years:		
By instalments	**-**	-
Other	**350.8**	350.6
	373.3	467.5

The amount of debt, any of which falls due for payment after more than five years, is £350.8m (2001: £350.6m).

The group has taken a number of steps to refinance these bank facilities. In April 2002 a new £1.3bn multi-currency revolving credit facility, with maturities up to three years, was drawn to repay and cancel most of the existing short-term bank facilities. In May 2002 it issued a £250m six-year bond, which refinanced part of the revolving credit facility.

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2002

NOTE 9 – CASH, LIQUID RESOURCES AND FINANCING

The following definitions have been used:
CASH: Cash in hand and deposits repayable on demand if available within 24 hours without penalty and including overdrafts.
LIQUID RESOURCES: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.
FINANCING: Borrowings, less overdrafts, which have been treated as cash.

Analysis of movement in the Group's net borrowings in the year ended 31 March 2002:

	At 1.4.01	Cash flow	Acquisitions/ disposals	Exchange movement	**At 31.3.02**
	£m	£m	£m	£m	**£m**
Cash at bank and in hand	130.4	(43.4)	-	(2.6)	**84.4**
Overdrafts	(25.6)	(14.1)	(1.0)	-	**(40.7)**
Cash	104.8	(57.5)	(1.0)	(2.6)	**43.7**
Debt due after more than one year	(464.9)	93.3	-	0.3	**(371.3)**
Debt due within one year	(636.0)	(95.0)	-	1.5	**(729.5)**
Finance leases	(3.9)	1.1	-	-	**(2.8)**
Financing	(1,104.8)	(0.6)	-	1.8	**(1,103.6)**
Investments: liquid funds	0.7	-	-	-	**0.7**
Cash deposits	6.5	(5.1)	-	(0.1)	**1.3**
Liquid resources	7.2	(5.1)	-	(0.1)	**2.0**
Total	(992.8)	(63.2)	(1.0)	(0.9)	**(1,057.9)**

Cash flow on financing of £(0.6)m is split between new loans of £(460.3)m, loans repaid of £458.6m and capital element of finance leases repaid of £1.1m.

The Group's net borrowings at 31 March 2002 comprised:

	Cash	Liquid resources & financing	Net borrowings
	£m	£m	£m
Investments: liquid funds	-	0.7	0.7
Cash at bank and in hand and cash deposits	84.4	1.3	85.7
Borrowings due within one year	(40.7)	(730.3)	(771.0)
Borrowings due after more than one year	-	(373.3)	(373.3)
At 31 March 2002	**43.7**	**(1,101.6)**	**(1,057.9)**
At 31 March 2001	104.8	(1,097.6)	(992.8)

EMI Group plc
NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2002

NOTE 10 – OTHER PROVISIONS FOR LIABILITIES AND CHARGES

	Trading £m	Pensions £m	Disposal & fundamental reorg'n £m	Acquisition and integration £m	Total £m
At 31 March 2001	26.4	37.0	16.5	36.8	116.7
Currency retranslation	(0.2)	(0.5)	-	0.5	(0.2)
Provisions utilised	(7.7)	(8.9)	(12.5)	(0.3)	(29.4)
Charged against:					
Operating profit	102.2	5.0	-	-	107.2
Exceptional items	-	-	-	-	-
Acquisition (disposal) of businesses	-	-	-	(21.6)	(21.6)
Reclassification	0.4	-	-	-	0.4
31 March 2002	**121.1**	**32.6**	**4.0**	**15.4**	**173.1**

The pension provisions arise in overseas companies in respect of state schemes and employees covered by the Group's unfunded schemes.
Trading provisions include royalty audit and other trading provisions charged through operating profit before exceptional items, and restructuring and reorganisation provisions charged through operating exceptional items.
Provisions utilised relating to disposals and fundamental reorganisations in the cash flow include £12.5m spent against disposal provisions set up in previous years.

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

RECEIVED JUN 1 4 2002 PROCESSING SECTION 152

VIA PR NEWSWIRE DISCLOSE

ER 02/9

Company Announcements Office,
London Stock Exchange.

21st May, 2002.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that Mr Alain Levy, a Director of the Company, has today (21st May 2002) purchased 75,000 EMI Group plc Ordinary Shares of 14p each at a price of 279.75p per Ordinary Share.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/10

Company Announcements Office,
London Stock Exchange.

21st May, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated 16th May 2002 and received on 20th May 2002, that Barclays PLC has ceased to have a notifiable interest as at 15th May 2002 in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary